UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of August 2023

Commission File Number: 001-36631

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM

1.	Press release dated August 16, 2023

Item 1

Bogotá, Colombia. August 16, 2023

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) and Corporación Financiera Colombiana S.A. (“Corficolombiana”) clarify the following related to misinformation circulating in the media regarding the resolutions with the U.S. Department of Justice (DOJ) and the U.S. Securities and Exchange Commission (SEC) announced on August 10, 2023:

a.	DOJ did not bring any enforcement action against Grupo Aval in connection with the RDS 2 project.

b.	The DOJ and SEC resolutions do not contain any allegation of corrupt knowledge or intent against any officer, director or shareholder of Grupo Aval, nor any officer, director, or shareholder of Corficolombiana, other than the former CFC executive.

c.	The resolutions with DOJ and SEC conclude those U.S. agencies’ investigations into Grupo Aval and Corficolombiana related to Ruta del Sol II.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2023

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel